SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Colfax Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

194014106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON Mitchell P. Rales
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,325,461
	6	SHARED VOTING POWER 519,388*
	7	SOLE DISPOSITIVE POWER 11,325,461
	8	SHARED DISPOSITIVE POWER 519,388*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,844,849*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.58%[1]*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	The percentage reported is based on the 123,686,331 shares of Common Stock reported as outstanding in Colfax Corporation’s Form 10-Q filed on October 23, 2014.
*	As of February 11, 2015, the Reporting Person acquired beneficial ownership of 500,000 shares of Common Stock of the Issuer (see Item 4 for additional information).

Item 1(a)	Name of Issuer:

The name of the issuer is Colfax Corporation, a Delaware corporation (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The principal executive office of the Issuer is 420 National Business Parkway, 5th Floor, Annapolis Junction, MD 20701.

Item 2(a)	Name of Person Filing:

This Schedule is being filed by Mitchell P. Rales (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office, or, if None, Residence:

The principal business address of the Reporting Person is 2200 Pennsylvania Avenue, NW Suite 800W, Washington, DC 20037.

Item 2(c)	Citizenship:

The Reporting Person is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

This Schedule 13G/A relates to the common stock of the Issuer, par value $0.001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number:

The CUSIP Number of the Common Stock is 194014106.

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4	Ownership.

As of December 31, 2014, the total number of shares of Common Stock beneficially owned by the Reporting Person was 11,344,849. 11,311,261 shares of Common Stock were held directly by the Reporting Person, 19,388 shares were held by Capital Yield Corporation, of which the Reporting Person is a 50% stockholder, 11,500 shares were held by a trust for his daughter and 2,700 shares were held by the Reporting Person as custodian for his daughters.

On January 28, 2015, the Reporting Person transferred 1,000,000 shares of Common Stock held directly by him to the Mitchell P. Rales Family Trust, of which the Reporting Person is a trustee, in substitution for other property held by the trust. Following the transfer, the total number of shares of Common Stock beneficially owned by the Reporting Person was 11,344,849. 10,311,261 shares of Common Stock were held directly by the Reporting Person, 19,388 shares were held by Capital Yield Corporation, 1,000,000 shares were held by the Mitchell P. Rales Family Trust,11,500 shares were held by a trust for his daughter and 2,700 shares were held by the Reporting Person as custodian for his daughters.

As of February 11, 2015, Colfax Capital Corporation, of which the Reporting Person is a 50% stockholder, acquired 500,000 shares of Common Stock. Following the acquisition, the total number of shares of Common Stock beneficially owned by the Reporting Person is 11,844,849. 10,311,261 shares of Common Stock are held directly by the Reporting Person, 500,000 shares are held by Colfax Capital Corporation, 19,388 shares are held by Capital Yield Corporation, 1,000,000 shares are held by the Mitchell P. Rales Family Trust,11,500 shares are held by a trust for his daughter and 2,700 shares are held by the Reporting Person as custodian for his daughters.

(a)	Amount beneficially owned: 11,844,849*

(b)	Percent of class: 9.58%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 11,325,461

(ii)	Shared power to vote or to direct the vote: 519,388*

(iii)	Sole power to dispose or to direct the disposition of: 11,325,461

(iv)	Shared power to dispose or to direct the disposition of: 519,388*

*	As of February 11, 2015, the Reporting Person acquired beneficial ownership of 500,000 shares of Common Stock of the Issuer.

Item 5	Ownership of Five Percent or Less of a Class.

N/A

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8	Identification and Classification of Members of the Group.

N/A

Item 9	Notice of Dissolution of Group.

N/A

Item 10	Certifications.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015

By:	/s/ Mitchell P. Rales
Name:	Mitchell P. Rales